UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number 001-35866

KNOT Offshore Partners LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

United Kingdom

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.      Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐            No  ☒

EXHIBITS

The following exhibits are filed as part of this Report:

Exhibit Number	Exhibit Description

4.1	Share Purchase Agreement, dated November 1, 2016, between Knutsen NYK Offshore Tankers AS and KNOT Shuttle Tankers AS

4.2	Facility Agreement, dated December 17, 2014, among Knutsen Shuttle Tankers 19 AS, as borrower, and the other parties thereto, as amended by Amendment Agreement No. 1, dated November 29, 2016

4.3	Accession Letter, dated November 30, 2016, among Knutsen NYK Offshore Tankers AS, KNOT Offshore Partners LP, Knutsen Shuttle Tankers 19 AS and Sumitomo Mitsui Banking Corporation Europe Limited

4.4	Seller’s Credit and Seller’s Loan, dated December 1, 2016, between KNOT Shuttle Tankers AS, Knutsen NYK Offshore Tankers AS and KNOT Offshore Partners LP

4.5	Ship Management Agreement for the Raquel Knutsen, dated January 29, 2015, between Knutsen Shuttle Tankers 19 AS and KNOT Management AS, as amended by Addendum No. 1, dated November 1, 2016

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE REGISTRANT: REGISTRATION STATEMENT ON FORM F-3 (NO. 333-195976) ORIGINALLY FILED WITH THE SEC ON MAY 15, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: December 5, 2016	By:	/s/ John Costain
		Name:	John Costain
		Title:	Chief Executive Officer and Chief Financial Officer

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